July 14, 2017

Via Edgar

Mr. Larry Spirgel

Mr. Robert Littlepage

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	MDC Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2016 Filed March 1, 2017

Form 8K Filed April 26, 2017

SEC Correspondence Dated June 14, 2017

File No. 001-13718

Dear Mr. Spirgel and Mr. Littlepage:

Set forth below is the response of MDC Partners Inc. (the “Company” or “MDC”) to the correspondence of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”, the “Commission”, or “SEC”), which was set forth in your letter dated June 14, 2017 regarding the Company's above-referenced filings.

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Form 10-K for Fiscal Year Ended December 31, 2016

Ownership Information, page 2

1.	Please disclose your ownership percentage in each of the listed entities.

The Company does not believe that disclosure of the underlying ownership percentage of listed entities is required pursuant to Regulation S-K or other applicable rules and regulations, and this information would not be meaningful to investors. However, if the Commission disagrees and believes this information is required disclosure, then the Company will disclose the applicable ownership percentages in its future SEC filings.

Item 1B. Unresolved Staff Comments, page 11

2.	In light of our open review of the Company’s 2015 Form 10-K which began on May 18, 2016, it is unclear why you indicated there were no unresolved staff comments. Please revise to highlight this continuing review.

At the time of the filing of the Company’s 2016 Form 10-K, the Company assessed if the remaining unresolved staff comments were “material”, and determined at that time disclosure was not required given there was no impact or any changes to the Company’s financial statements as the Company believed in the merits of its responses to the unresolved staff comments. However, the Company will highlight any continuing review in its June 30, 2017 Form 10-Q or December 31, 2017 Form 10-K, as applicable.

Management’s Discussion and Analysis, page 17

3.	Please revise to provide more robust disclosure regarding your long-term liquidity and resources beyond the next twelve months, particularly in light of your negative cash flow for the last two fiscal years.

MDC has historically been able to maintain and expand its business using cash generated from operating activities, funds available under its credit agreement, and other initiatives, such as obtaining additional debt and equity financing. The Company’s obligations extending beyond twelve months primarily consist of deferred acquisition payments, capital expenditures, scheduled lease obligation payments, and interest payments on borrowings under the credit agreement and the Company’s 6.50% Senior Notes due 2024.

Based on our current outlook, we believe future cash flows from operations, together with our existing cash balance and availability of funds under the Company’s credit agreement, will be sufficient to meet our anticipated cash needs for the foreseeable future.

Our ability to make scheduled deferred acquisition payments, principal and interest payments, to refinance our indebtedness or to fund planned capital expenditures will depend on future performance, which is subject to general economic conditions, the competitive environment and other factors, including those which we describe in the “Risk Factors” section of the Company’s Form 10-K.

The Company will provide more detailed disclosure regarding the Company’s long-term liquidity and resources beyond the next twelve months in future SEC filings.

Advertising and Communications Group, page 21

The components of the change in review…, page 22

4.	Refer to footnote 1 for “Revenue from acquisitions (dispositions), net. It appears that Non-GAAP Acquisitions (Dispositions), net should be reconciled to its corresponding GAAP measure, revenues from companies acquired in 2016 ($39.6 million which is reported in Note 4 of the financial statements), net of 2016 dispositions (measured under GAAP). Revenues of $11.5 million from 2015 acquisitions, net of dispositions should be a separate line-item adjustment, supported by a footnote which identifies the GAAP amounts included therein. Please advise or revise.

“Revenue from acquisitions (dispositions), net” for the year ended December 31, 2016 included GAAP revenue of $11.5 million from 2015 acquisitions and GAAP revenue of $39.6 million from 2016 acquisitions, totaling $51.1 million. As noted, GAAP revenue from current year (2016) acquisitions was supported by Note 4 of the financial statements. We will begin providing a similar disclosure within the footnotes for GAAP revenue from prior year (2015) acquisitions, as applicable. Rather than including a line item referred to as “Revenue from acquisitions (dispositions), net” in the table included within Item 7, we will include a separate line item adjustment for GAAP revenue from current year acquisitions and GAAP revenue from prior year acquisitions. For purposes of the Form 10-K for the year ended December 31, 2016, the “Revenue from acquisitions (dispositions), net” line item would be replaced with “GAAP revenue from 2016 acquisitions” and “GAAP revenue from 2015 acquisitions.” We will make similar changes in Item 2 of future Form 10-Q filings.

Revenue Recognition, page 64

5.	We note on page 8 that certain of your agencies produce software and e-commerce tools for their clients. Tell us and disclose your policy for recognizing revenue from these arrangements, if material.

Although not a significant portion of our business, some of the Company’s partner firms, primarily in the “all other” segment, earn a fixed fee to develop customized mobile applications (“Apps”) for customers. In future filings on Form 10-K and Form 10-Q, we will begin to include the following disclosure relating to these arrangements in the Significant Accounting Policies footnote:

For arrangements with customers for which the Company earns a fixed fee for development of customized mobile applications (“Apps”), revenue is recognized in accordance with the accounting guidance contained in ASC 605-35 and is primarily recognized using the proportional performance method of accounting. Performance is generally measured based upon the efforts incurred to date in relation to total estimated efforts to the completion of the contract.

14. Segment Information, page 84

6.	Refer to your correspondence letters dated October 31, 2016, January 23, 2017 and March 23, 2017. We do not believe the company’s current aggregation approach is consistent with the overall objectives of ASC 280-10-10-1 or is based on economic similarities consistent with the qualitative factors in ASC 280-10-50-11. Please further advise us or revise.

As previously discussed with the Staff, the Company continues to strongly believe that our current aggregation approach is consistent with the overall objectives of ASC 280-10-10-1 and the guidance on economic similarities set forth under ASC 280-10-50-11.

MDC is a partnership of marketing communications and consulting companies (“Partner Firms” or “Firms”), with each Firm representing an operating segment. At the root of our belief that our current aggregation approach is appropriate is that, when stripping down the nature of our service offering to its most basic level, it is entirely consistent across all Partner Firms within the Reportable segment – all of our Partner Firms provide marketing consulting to our clients, and go-to-market with a similar basic offering. The Firms tap into the same budgets allocated by the same clients within the client organizations. They present solutions aimed to solve our clients’ business problems through marketing communications, regardless of the industry or geography in which the client operates. The ultimate execution to solve the problem is custom and will be based on the insights derived by the Firm based on the information at hand and could include executions across multiple disciplines, irrespective of the nomenclature that identifies the lead service offering of each Firm. That lead offering is based on the legacy of the Company’s industry and not the way the business has evolved.

Over time, and accelerating over the last several years, the marketing landscape has changed dramatically such that companies that may have historically been called advertising agencies now provide broader marketing communications, including content creation, management of brands in the press and on social media, and the planning and placement of advertisements in media. Companies that have historically been called public relations (“PR”) agencies now not only provide management of brands in the press and across social media, but also the development of content to drive strategies to influence consumers, and the placement of that content in media. Companies that have historically been identified as media agencies now also manage brand presence across social media as well as develop content that competes directly with similar offerings among creative and PR agencies. Due to the convergence in the industry, a client who traditionally utilized multiple agencies to solve its business problems, is now able to utilize a single agency. The Partner Firms in the Reportable segment have responded to this industry trend and now utilize increasingly similar methods to service their clients, regardless of the lead offering for which they may be identified.

All Partner Firms in the Reportable segment are service companies based on people with similar skill sets providing outsourced marketing consulting. They charge similar fees for their services based on the people required to provide the services, and have similar target margins for their businesses. While a Firm may use its lead service offering to position themselves to win new business, we believe that the nature of the solutions they provide to clients are ultimately similar. Further, the Company’s management does not utilize the lead service offering in its approach to managing its business due to the economic similarities of the Firms.

Our understanding based on the guidance included in ASC 280 is that the Company should be reporting its segments with the goal of providing investors greater visibility into the different types of business activities in which the Company engages and the different economic environments in which it operates, so investors can make informed decisions regarding the Company. The Company believes it achieves this goal based on its current disclosure, however, based on previous correspondence with the Staff, the Company considered alternatives.

Reflecting segments by aggregating Partner Firms with similar lead service offerings would not just ignore but be counter to the undeniable trend towards convergence in the Company’s industry, and contradict previous messaging included in investor communications. Further, an investor may incorrectly interpret this presentation to imply that total revenue assigned to each reportable segment would include all and only revenue from the lead service offering. For example, total revenue from service offerings provided by those Firms which are outside of the lead service offering would be included. At the same time, revenue from other Firms which provide such services, but are using a different lead service offering, would not be reflected. As such, aggregation by lead service offering would not be beneficial to investors. The Company does not track revenue by service offering.

Reflecting segments by aggregating Partner Firms by geographic region or country was also considered, however, the Company does not segregate Firms based on the location of customers, nor does the Company manage or allocate resources to the Firms based on geography. Therefore, the Company believes that presenting results in this manner would not be beneficial to investors.

Lastly, we believe that one of the primary objectives of ASC 280 is to provide insight into the dynamics of how the chief operating decision maker (“CODM”) makes decisions, and how management operates the business. As noted in the Company’s letter to the Commission dated June 15, 2016, the CODM does not analyze or allocate resources by lead service offering or geographic region, thus segment reporting based on such, would not be appropriate.

In summary, the Company believes that aggregation of Partner Firms using an alternative method would not be beneficial to an investor’s understanding of our business’ performance and its prospects for future cash flows. Furthermore, such presentation would be contradictory to how the CODM and management operates the business. We encourage the Commission to reconsider its position on this matter as we believe our current segment reporting is consistent with the objectives and factors detailed in ASC 280.

Form 8K Filed April 27, 2017

Exhibit 99.1

Non-GAAP Financial Measures, page 3

7.	Since you disclose that organic revenue growth (decline) is a non-GAAP measure, and prominently report it in your earnings release, please reconcile it to the Total Revenue growth, its most comparable GAAP measure. Refer to Instruction 2 for Item 2.02 of the Form 8-K.

We have historically included such a reconciliation within the Investor Presentation filed as Exhibit 99.2 in Form 8-Ks including the Company’s earnings releases, and similar information within Item 7 and Item 2 of the Company’s Form 10-K and Form 10-Q filings, respectively. In response to the Staff’s comment, we will include such reconciliations within our earnings releases on a prospective basis. For illustrative purposes, we would have included the following reconciliation tables related performance for the three months ended March 31, 2017 with respect to our first quarter earnings release:

For the Three Months Ended March 31, 2017
GAAP Revenue growth	11.5%
Impact of Non-GAAP acquisitions (dispositions), net	(6.6%)
Foreign exchange impact, net	0.6%
Organic revenue growth (decline)(1)	5.6%

(1)	Organic revenue growth (decline) may not add due to rounding

For the Three Months Ended March 31, 2017
GAAP revenue from 2016 acquisitions	$18.6
Foreign exchange impact	1.0
Contribution to organic revenue (growth) decline (1)	1.5
Prior year revenue from dispositions	(0.7)
Non-GAAP acquisitions (dispositions), net	$20.4

(1)	Contributions to organic revenue growth (decline) represents the change in revenue, measured on a constant currency basis, relative to the comparable pre-acquisition period for acquired businesses that is included in the Company’s organic revenue growth (decline) calculation.

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Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1818; fax: (212) 937-4365).

Very truly yours,

/s/ Scott L. Kauffman
Scott L. Kauffman
Chairman and Chief Executive Officer

cc:	Kathryn Jacobson, Senior Staff Accountant
Robert S. Littlepage, Accounting Branch Chief
Carlos Pacho, Senior Assistant Chief Accountant
David Doft, Chief Financial Officer
Mitchell Gendel, General Counsel & Corporate Secretary
Christine LaPlaca, SVP Accounting and Financial Reporting
Members of the Audit Committee of Board of Directors of MDC Partners Inc.
Rise Norman (Simpson Thacher & Bartlett LLP)
Robert Trinchetto, BDO USA, LLP